Exhibit 99.1

FBAlliance Insurance Selects Sapiens for its Core P&C Platform and Advanced Analytics

Sapiens CoreSuite for Property & Casualty and Sapiens IntelligencePro are expected to accelerate growth and help the insurer meet new product demands

Raleigh, North Carolina – June 3, 2020 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that FBAlliance Insurance, a provider of Farm Bureau insurance protection, has selected Sapiens CoreSuite for Property & Casualty and Sapiens IntelligencePro to accelerate growth and meet demand for rapid launch of new products.

Self-sufficiency and a reduction in total cost of ownership and operational costs were key factors in FBAlliance choosing Sapiens’ CoreSuite and advanced analytics solution. The ability to easily integrate third-party technologies and data sources, run a rapid and seamless upgrade process, speedily introduce new products and generate actionable insights via analytics will help FBAlliance meet those goals.

“We chose the Sapiens Property & Casualty CoreSuite as a major pillar of our technology roadmap, to speed up our growth strategy,” said Geri Powell, CEO, FBAlliance Insurance. “We found that Sapiens CoreSuite’s product configuration architecture removes the usual limitations of a policy administration system and will enable us to offer creative products, excellent time to market and an enhanced customer experience. It will provide us with the flexibility we need to support our Farm Bureau partners, agents and policyholders.”

“Sapiens CoreSuite’s open architecture means our imagination is the only limit on the products we can provide and support, and the agent and customer experience we offer. We were impressed with the references we received from clients regarding the seamlessness of the release upgrade process, which can be complex if not handled properly,” added Jim Vasilou, IT director, FBAlliance Insurance.

Continued Vasilou: “We rely heavily on analytics to help us drive business decisions, so we sought a system that could provide a robust business intelligence tool we could leverage for our analytics, dashboard and reporting needs. We are excited to see what insights the platform’s IntelligencePro module can provide.”

“Sapiens is proud to have served Farm Bureaus for many decades,” said Roni Al-Dor, Sapiens president and CEO. “We are excited to partner with FBAlliance and to continue servicing additional Farm Bureaus. We appreciate FBAlliance’s vote of confidence in choosing our products and service, and welcome them to our constantly growing customer base in the North American market. Pairing Sapiens’ analytics solution with our integrated P&C CoreSuite has proven to be a desirable option for Farm Bureaus and other P&C insurers.”

About FBAlliance Insurance

FBAlliance Insurance is a company owned by nine different Farm Bureau insurance companies across the United States. The company provides additional Farm Bureau insurance protection options to current and future members of the Farm Bureau. With the same commitment to provide quality service and products as its Farm Bureau insurance company owners, FBAlliance Insurance can be trusted to be one of the best property & casualty insurers in the country. For more information: www.fballianceins.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com